Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook’s interview with Read the Peak on March 24, 2026, in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”)  and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Water Cooler with Christian Weedbrook

A Q&A with the Xanadu founder and CEO.

Meet Christian Weedbrook. He’s the CEO and founder of Canadian quantum computing firm Xanadu. We caught up with Christian ahead of Xanadu’s planned $3 billion IPO to chat about the practical use cases for quantum computing, why Canada could be a global leader in the field, and why that should all matter to us.

You’re originally from Australia, why did you decide to stay in Canada after you finished school?

I arrived for my postdoctoral degree in 2010, and I just loved the country and particularly Toronto. It's nothing more in depth than that, I just thought it was a great city to live in and I've been here for about 16 years now. It's a great place to be.

What are some of the challenges that you see in turning Canadian research into homegrown, profitable companies?

I think, for me, it always comes back to mindset. We’ve said from day one that we won’t be moving to the U.S. We think there’s enough here. Canada is great for talent, particularly in AI and quantum. There’s also more money going into the sector, including a lot of federal government funding. We announced that we’re in final negotiations for up to $390 million with the federal and provincial government.

So I don’t see anything that’s lacking except the agency or mindset to want to stay here. We’ll be going public, listing on the Nasdaq as well as the Toronto Stock Exchange, and it’s been great. I think others can do that too. There have obviously been other success stories before us, and I think more and more people are realizing Toronto is great and that it’s a great place to start a business.

What's the thinking behind listing on the Nasdaq and TSX?

The natural choice is the Nasdaq — it’s far bigger and gives you exposure to a large amount of capital. So it becomes a question of whether you just do that or also list on the Toronto Stock Exchange. We decided to do both because we’re proudly Canadian and want to do something great here. There are also many strong pension funds and other investors who invest through the TSX. We think we’re an attractive company, and listing on the TSX gives those investors the opportunity to consider us.

How would you explain the importance of quantum computing to the average Canadian?

I always go back to a previous quantum computer we had called Borealis. Borealis solved an extremely difficult math problem in what was a very important proof of principle. It would have taken the world’s fastest supercomputer at the time 7 million years to solve, and our quantum computer solved it in 2 minutes. That gives you a sense that something remarkable is happening here.

The technology will be applicable to major industries. Drug discovery is a good example. It takes on average 10 years, costs billions of dollars, and 90% of candidates fail. The potential to do this in less than a year and with greater accuracy is revolutionary. There’s others like material design, next-generation batteries, next-generation solar cells, finance, AI, defence. Many large industries will be affected by quantum computing.

Are there real world problems that quantum computers have already solved today that can't be solved by classical computers?

No, there’s no quantum computer anywhere in the world that’s solved real-world problems in that way yet. For us, we’ve been clear that we’re aiming for 2029–2030 to have a quantum computer capable of solving real-world problems that customers will pay for. We have quantum computers now, as do others, but they all need to get bigger. Through our roadmap, we anticipate reaching that point around 2029–2030.

What do you see being the first meaningful thing that a Xanadu quantum computer is going to solve?

We’re aiming for applications in material design and quantum chemistry. It’s a very large field focused on developing new materials, and it will be very important and impactful. It’s the lowest-hanging fruit, based on what the mathematics tells us.

You guys are in talks to receive major government funding. What would you say to a Canadian taxpayer who may not see the value in quantum investment right now?

I would suggest thinking about parallels with other industries. For instance, the early days of the internet — quantum computing will be just as impactful as that. Same with the early days of semiconductors or digital computing — imagine if we didn’t have computers or phones. Quantum computing has the potential to be just as significant.

In Canada, we often talk about industries we’ve missed out on, and people rightly say we’ve missed out on fully commercializing AI. We don’t want that to happen with quantum computing. We have a chance to say enough’s enough — we’re going to do something big here. It’s going to be based here, and people will come to us rather than us going to other countries. That’s why it’s important.

What kind of stuff do you like to do for fun when you're not building supercomputers?

Not too much. Even on nights and weekends, I still work a lot. There’s so much to do, but I love it, it’s meaningful. When I’m exhausted, I’ll put on some streaming or spend time with my family, just simple things like that. I love summer here, so anywhere around Toronto where you can walk, especially after long winters, I enjoy that. I like going to bookstores and the cinema—both of those seem to be dying, so we’ll see how it plays out.

This is a question from one of our readers. What do you think sets quantum computing apart from some of the other, expensive, emerging technologies that are on the horizon right now?

Everything in nature and in our world is about how you use information, which comes down to zeros and ones. All our discoveries have relied on bits, zeros and ones, and all of that is relying on traditional physics — those laws of traditional physics are what govern how information is processed.

But now, with quantum computing, imagine if you can zoom in onto any object down to its atomic level and harness that. Weird things happen. You’re now manipulating not just zeros and ones, but some combination of 0 and 1 as well. That really is a fundamentally different way of computing. That’s the exciting thing, we haven’t seen that before in humanity’s history. So I think that’s the key difference to other technologies.

Who are you selling quantum computing services to?

We’re aiming to build a quantum data centre here in Toronto by 2029. The revenue model is cloud access, similar to AWS or Azure. Customers and large corporations will buy time on our cloud. It’s essentially quantum computing as a service.

It’s very similar to what we have now before these large-scale quantum computers, where we offer time through package deals. We provide access to our hardware, our software, and our team working on algorithms and use cases. We work with a lot of companies across automotive, defence, chemicals, and other sectors.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. Xanadu also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: Xanadu’s expectations regarding the development, scalability, and commercial availability of its photonic quantum computing systems; the ability of quantum computing to impact existing industries; the expectation that NewCo will be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange; the expected benefits from Xanadu’s access to the public markets; expectations around investor interest in Xanadu; Xanadu’s ability to secure government funding in the future; Xanadu’s expectations concerning its relationships with strategic partners, customers, suppliers, governments and other third parties, including with respect to government-funded programs and commercial engagement; and Xanadu’s anticipated timeline for delivering a consumer-facing quantum computer, including targeting availability by approximately 2029 to 2030.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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